                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                             ____________________

                                   FORM 11-K

                                 ANNUAL REPORT
                       Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

                [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       or

              [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                        Commission File Number 0-20045

                             ____________________


     A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                         WATSON PHARMACEUTICALS, INC.
                     EMPLOYEES' 401(K) PROFIT-SHARING PLAN



     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                         WATSON PHARMACEUTICALS, INC.
                               311 Bonnie Circle
                               Corona, CA 92880

                         WATSON PHARMACEUTICALS, INC.
                     EMPLOYEES' 401(K) PROFIT-SHARING PLAN

                           Financial Statements and
                             Supplemental Schedule

                       As of December 31, 2000 and 1999
                   And for the Year Ended December 31, 2000

                                   Contents
                                   --------


                                                                         Page(s)
                                                                         -------
REPORT OF INDEPENDENT ACCOUNTANTS......................................     2


FINANCIAL STATEMENTS:

     Statements of Net Assets Available for Benefits...................     3

     Statement of Changes in Net Assets Available for Benefits.........     4

     Notes to Financial Statements.....................................   5-8


SUPPLEMENTAL SCHEDULE:

     Schedule of Assets (Held at End of Year)..........................     9

SIGNATURES.............................................................    10

EXHIBITS:

     Consent of Independent Accountants................................    12

                       Report of Independent Accountants

To the Participants and Employee Benefits Plan Committee of the Watson Pharmaceuticals, Inc.
Employees' 401(k) Profit-Sharing Plan

     In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Watson Pharmaceuticals, Inc. Employees' 401(k) Profit-Sharing Plan (the "Plan") at December 31, 2000 and December 31, 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PRICEWATERHOUSECOOPERS LLP
Orange County, California
June 22, 2001

                         WATSON PHARMACEUTICALS, INC.

                     EMPLOYEES' 401(K) PROFIT-SHARING PLAN

                Statements of Net Assets Available for Benefits
                -----------------------------------------------



                                                          December 31,
                                                    2000                 1999
                                                ------------         -----------
Assets:

Investments:

     Investments, at fair value                  $38,481,864         $36,827,237
     Loans to participants                           931,838             805,613
                                                ------------         -----------

         Total investments                        39,413,702          37,632,850
                                                ------------         -----------

Contributions receivable:

     Company                                          84,438             146,316
     Participant                                     271,777                 409
                                                ------------         -----------

         Total contributions receivable              356,215             146,725
                                                ------------         -----------
         Net assets available for benefits       $39,769,917         $37,779,575
                                                ============         ===========

   The accompanying notes are an integral part of these financial statements.

                         WATSON PHARMACEUTICALS, INC.

                     EMPLOYEES 401(K) PROFIT-SHARING PLAN

           Statement of Changes in Net Assets Available for Benefits
           ---------------------------------------------------------

                                                         Year Ended December 31,
                                                                      2000
                                                                  -----------
Additions to net assets:
     Investment income:
          Interest and dividend income                            $   145,125
          Net depreciation in the fair
          value of registered investment company
          mutual funds                                             (2,316,671)
          Net depreciation in the fair
          value of pooled separate accounts                           (85,517)
                                                                       ------

               Total investment loss                               (2,257,063)
                                                                  -----------


     Contributions:
          Rollover                                                  1,252,349
          Participant                                               6,868,331
          Company                                                   1,997,587
                                                                  -----------

               Total contributions                                 10,118,267
                                                                  -----------

               Total additions                                      7,861,204
                                                                  -----------

Deductions from net assets:
     Benefits paid to participants                                 (5,696,549)
     Administrative expenses                                         (174,313)
                                                                  -----------

               Total deductions                                    (5,803,819)
                                                                  -----------

               Net increase                                         1,990,342

Net asset available for benefits
     Beginning of year                                             37,779,575
                                                                  -----------
     End of year                                                  $39,769,917
                                                                  ===========

   The accompanying notes are an integral part of these financial statements.

                         WATSON PHARMACEUTICALS, INC.
                     EMPLOYEES' 401(K) PROFIT-SHARING PLAN

                         Notes to Financial Statements



1.   General Description of the Plan

     The following description of the Watson Pharmaceuticals, Inc. Employees' 401(k) Profit-Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General

     The Plan was adopted by Watson Pharmaceuticals, Inc. and certain subsidiaries (collectively, the "Company") on January 1, 1988. The Plan is a defined contribution plan covering substantially all employees of the Company who have met certain eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and is administered by the Plan's Administration Committee.

     The Plan is intended to be a qualified defined contribution plan, which satisfies the requirements of Section 401(k) of the Internal Revenue Code (the "IRC") as amended. Under the IRC, participants are not liable for federal income taxes on employee contributions, Company contributions or Plan earnings thereon until such time as they are partially or completely withdrawn from the Plan.

     Due to the Company's acquisition of Schein Pharmaceutical, Inc. in 2000, a large number of participants in the Schein Pharmaceutical, Inc. Savings (the "Schein Plan") were enrolled in the Plan. The underlying net assets in the Schein Plan related to these new participants are expected to be transferred into the Plan in 2001.

     Vesting

     Participant contributions and related earnings are fully vested immediately. For the period ended December 31, 2000,participants vest in Company matching contributions at a rate of 20% each year until fully vested after five years. Benefits attributable to each participant will become fully vested in all accounts and benefits in the event of death, disability, normal retirement at age 65, or the complete or partial termination of the Plan.

     Contributions

     Participants may elect to contribute from 1% to 20% of their total eligible compensation to the Plan, subject to a maximum dollar limitation as defined by the IRC. For the period ended December 31, 2000, the Company contributes 50% of the first 6% of total compensation that a participant contributes to the Plan. In addition to Company matching contributions, the Company may elect to make discretionary profit sharing contributions. The Company did not make any profit sharing contributions in the current year.

     Participant Accounts

     Each participant's account is credited with (a) participant contributions,
     (b) Company matching contributions, (c) discretionary profit-sharing contribution, if any and (d) an allocation of account earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants direct the investment of their accounts. Changes to these investment elections are allowed at any time.

  Investment Options

  The investment fund options consist of various pooled separate accounts and registered investment company mutual funds and, as of July 2000, a company stock fund, which are generally described below.

  The Principal Guaranteed Interest Accounts invest in private market bonds, commercial mortgages and mortgage-backed securities. The Principal Money Market Separate Account invests in high-quality commercial paper. The Principal Government Securities Separate Account invests in various types of government securities. The Principal Stock Emphasis Balanced Separate Account invests in other separate accounts of Principal Life Insurance Company, which usually invest from 50-100% of the assets in dynamic aggressive investment accounts and 0-50% in conservative and moderate investment accounts. The Principal Large Cap Stock Index Separate Account primarily invests in the common stocks of those companies listed in the Standard & Poor's 500 Stock Index. The Principal Medium Company Value Separate Account invests in medium sized stocks whose prices - relative to their companies' profits, assets, and other value measures - are lower than average. The Principal Small Company Value Separate Account invests in smaller stocks that are considered undervalued at the time of purchase. The Principal International Stock Separate Account invests in common stocks of companies located outside the U.S., mainly in Western Europe and Asia. The Vanguard Asset Allocation Fund is a domestic-hybrid fund, which divides its assets among common stocks, bonds, convertible securities and cash. The Vanguard U.S. Growth Fund invests in large companies that are projected to grow faster than the overall stock market. The American Century Ultra Fund invests in large companies that are projected to grow faster than the overall stock market, focusing on companies in rapidly expanding industries. The T. Rowe Price Mid-Cap Growth Fund invests in common stocks of companies of all sizes, with an emphasis toward mid-size companies - those with market values that currently range from approximately $1 billion to $8 billion. The Company Stock Fund invests in shares of Watson Pharmaceuticals, Inc. common stock ("Company common stock").

  Participant Loans

  Participants may borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. Each loan is collateralized by the participant's vested account balance and bears interest commensurate with local prevailing rates as determined by the Plan's Administration Committee. Repayment of principal and interest is provided by uniform payroll deductions over a period of up to five years for all loans unless loan proceeds were used to purchase a primary residence.

  Payment of Benefits

  Upon termination of service due to separation from the Company (including death, disability, or retirement), a participant will receive the value of the participant's vested interest in his or her account in a lump-sum amount or in certain cases, the participant may have the payment transferred to an IRA or another employer qualified plan, or the participant may elect to purchase a commercially insured annuity contract for the life of the participant. To the extent an account is vested in the Company Stock Fund, payment of all or part of that amount may be made in shares of Company Common Stock. Withdrawals are also permitted for financial hardship, which is determined pursuant to the provisions of the IRC, or, for participant contributions, after age 59 1/2. Benefits to participants are recorded when paid.

     Forfeitures

     Forfeitures may be used to defray the reasonable costs and expenses of administering the Plan. Any forfeitures in excess of those used to defray costs and expenses shall either be reallocated among participants or used to reduce Company matching contributions and profit sharing contributions, if any.


     Administrative Expenses

     All administrative expenses related to the direct management of the Plan's investments and benefit payments were shared by the Plan and the Company. Professional fees incurred in connection with the Plan's annual compliance with ERISA and the SEC were paid by the Company. For the year ended December 31, 2000, the Company paid administrative expenses totaling $174,313 on behalf of the Plan.

     Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts and the net assets of the Plan will be allocated among the participants or their beneficiaries, after payment of any expenses properly chargeable to the Plan, in accordance with the provisions of ERISA.

2.   Summary of Significant Accounting Policies

     Basis Of Accounting

     The financial statements of the Plan have been prepared on an accrual basis and in conformity with accounting principles generally accepted in the United States of America.

     Use Of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statement of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     Risks And Uncertainties

     The Plan provides for various investment options in any combination of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

     Investment Valuation and Income Recognition

     The Plan's investments are stated at fair value. Investments in pooled separate accounts are stated at fair value, based on the net asset value of the composite portfolio. Shares of registered investment company mutual funds and common stock are valued at quoted market prices. Net asset value is the fair market value of the securities on the last business day of the Plan year. Participant loans are valued at the unpaid principal amount of the loan, which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments.

3.   Investments

     The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31, 2000 and 1999:


                                                    2000        1999
     Principal Money Market Account              $4,308,532   $5,279,457
     Principal Government Securities Account      2,145,058          N/A
     Principal Large Cap Stock Index Account      5,420,055    5,887,562
     Vanguard Asset Allocation Fund               3,997,441    3,812,548
     Vanguard U.S. Growth Fund                    6,869,068    7,514,647
     American Century Ultra Fund                  4,336,632    4,879,803
     T. Rowe Price Mid-Cap Growth Fund            4,314,227    2,604,830

4.   Tax Status

     The Internal Revenue Service has determined and informed the Company by letter dated December 20, 2000, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan, however, has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.   Subsequent Event

     Effective January 1, 2001, the Plan was amended so that 1) participants vest in Company matching contributions at a rate of 33 1/3% each year until fully vested after three years and 2) the Company contributes 50% of the first 8% of total compensation that a participant contributes to the Plan.

                         Watson Pharmaceuticals, Inc.
                     Employees' 401(k) Profit-Sharing Plan

                    SCHEDULE OF ASSETS HELD AT END OF YEAR
                               December 31, 2000

     Identity of Issue    Description of Investment                              Current Value
     -----------------    -------------------------                              -------------
      * Principal          Guaranteed Interest Account                            $  1,669,519

      * Principal          Money Market Account                                      4,308,532

      * Principal          Government Securities Account                             2,145,058

      * Principal          Large Cap Stock Index Account                             5,420,055

      * Principal          Medium Company Value Account                              1,330,481

      * Principal          Stock Emphasis Balanced Account                             978,601

      * Principal          Small Company Value Account                                 770,870

      * Principal          International Stock Account                               1,833,329

      American Century     Ultra Fund                                                4,336,632

      Vanguard Group       Asset Allocation Fund                                     3,997,441

      Vanguard Group       U. S. Growth Fund                                         6,869,068

      T. Rowe Price Funds  Mid-Cap Growth Fund                                       4,314,227

      Watson Pharmaceuticals, Inc.  Company Stock Fund                                 508,051

      Participant Loans    Varying maturity dates,
                           interest rates ranging from 8.75% to 12%, per annum         931,838
                                                                                 -------------
                                                                                  $ 39,413,702
                                                                                 =============



      *  Party-in-Interest

      Under ERISA, an asset held for investment purposes is any amount held by the Plan on the last day of the Plan fiscal year.

                                  SIGNATURES


The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


        Watson Pharmaceuticals, Inc. Employees' 401(k) Profit-Sharing Plan
                By: WATSON PHARMACEUTICALS, INC. as plan administrator


                  By: /S/ Robert C. Funsten
                      ---------------------------------------
                      Robert C. Funsten,
                      Senior Vice President, General Counsel
                       and Secretary



Dated:  June 29, 2001.

                               INDEX TO EXHIBIT


Exhibit Number      Description                                  Page
                                                                 ----

23.1                Consent of PricewaterhouseCoopers LLP         12